As filed with the Securities and Exchange Commission on September 29, 2003

Registration No. 2-78382

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST EFFECTIVE AMENDMENT NO. 1

TO THE FORM S-12 ON

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

SPORTECH PLC

(f/k/a Rodime plc)
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
SCOTLAND
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney

The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

_______________________

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amendment No. 1 to the Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Face of Receipt
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt
(ii) The procedure for voting, if any, the deposited securities	Reverse of Receipt
(iii) The collection and distribution of dividends	Reverse of Receipt
(iv) The transmission of notices, reports and proxy soliciting material	Reverse of Receipt
(v) The sale or exercise of rights	Reverse of Receipt
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt
(vii) Amendment, extension or termination of the deposit agreement	Reverse of Receipt
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Reverse of Receipt
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, and 4
(x) Limitation upon the liability of the depositary	Reverse of Receipt
3. Fees and Charges	Article number 6

Item - 2.

Available Information

Public reports furnished by issuer	Reverse of Receipt

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.1

Form of Amendment No. 1 to the Deposit Agreement (including the form of American Depositary Receipt), dated as of ___________, 2003, among Sportech plc (f/k/a Rodime plc), The Bank of New York (as successor to Irving Trust Company), and all holders from time to time of American Depositary Receipts issued thereunder. – Filed herewith as Exhibit 1.

a.2

Deposit Agreement dated as of July 9, 1982, among Rodime plc, Irving Trust Company, as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder. – Previously Filed.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, September 26, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Sportech plc.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name: Joanne F. DiGiovanni

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Sportech plc has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Liverpool, England on September 25, 2003.

SPORTECH PLC

By:  /s/ Gary Speakman
Name: Gary Speakman
Title: Finance Director (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on September 25, 2003.

/s/ David Mathewson Name: David Mathewson Chairman of the Board of Directors
/s/ Colin McGill Name: Colin McGill Managing Director (Principal Executive Officer)
/s/ Gary Speakman Name: Gary Speakman Finance Director (Principal Financial and Accounting Officer)
/s/ Robert Haggis Name: Robert Haggis Company Secretary

AUTHORIZED UNITED STATES REPRESENTATIVE

THE BANK OF NEW YORK

Authorized U.S. Representative

By: /s/ Joanne F. DiGiovanni

Name: Joanne F. DiGiovanni

Title: Vice President

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Amendment No. 1 to the Deposit Agreement (including the form of American Depositary Receipt), dated as of ___________, 2003, among Sportech plc (f/k/a Rodime plc), The Bank of New York (as successor to Irving Trust Company), and all holders from time to time of American Depositary Receipts issued thereunder